
PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
               (Dollars in thousands, except per share amounts)

                                  Three months              Six months
                                 ended April 30,           ended April 30,

                                 2000       1999           2000       1999
Net sales                        $224,902   $199,358       $454,211   $379,362
Other income, net                   3,058      4,865         11,097      6,839
                                  227,960    204,223        465,308    386,201

Cost of products sold             176,647    159,491        346,200    308,080
Selling, general and
 administrative expenses           29,952     27,534         60,728     54,050
Interest expense                    4,284      3,838          8,467      7,703
                                  210,883    190,863        415,395    369,833

Income before income taxes
 and equity in earnings of
 affiliates                        17,077     13,360         49,913     16,368
Income taxes                        6,575      5,402         19,381      6,549

Income before equity in
 earnings of affiliates            10,502      7,958         30,532      9,819
Equity in earnings of
 affiliates                         3,459      2,903          6,446      4,723

Net income                       $ 13,961   $ 10,861       $ 36,978   $ 14,542

Basic earnings per share:
Class A Common Stock             $   0.49   $   0.38       $   1.31   $   0.51
Class B Common Stock             $   0.74   $   0.56       $   1.95   $   0.75

Diluted earnings per share:
Class A Common Stock             $   0.49   $   0.38       $   1.30   $   0.51
Class B Common Stock             $   0.74   $   0.56       $   1.95   $   0.75

See accompanying Notes to Consolidated Financial Statements

                 GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

ASSETS
                                              April 30,            October 31,
                                                2000                  1999
                                             (Unaudited)
CURRENT ASSETS
Cash and cash equivalents                    $  10,192             $   8,935
Canadian government securities                      --                 5,314
Trade accounts receivable - less
 allowance of $1,510 for doubtful
 items ($2,456 in 1999)                        122,004               124,754
Inventories                                     47,434                50,706
Deferred tax asset                               7,243                 6,857
Net assets held for sale                         7,326                 6,462
Prepaid expenses and other                      24,954                14,270
     Total current assets                      219,153               217,298

LONG-TERM ASSETS
Goodwill - less amortization                   139,783               142,977
Investment in affiliates                       128,961               124,360
Other long-term assets                          20,215                25,218
                                               288,959               292,555

PROPERTIES, PLANTS AND EQUIPMENT  - at cost
Timber properties - less depletion              13,753                 9,925
Land                                            10,425                12,280
Buildings                                      123,125               124,594
Machinery and equipment                        504,987               491,533
Capital projects in progress                    50,243                40,651
                                               702,533               678,983
Accumulated depreciation                      (286,756)             (277,850)
                                               415,777               401,133

                                             $ 923,889             $ 910,986

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                             $  51,763             $  46,703
Accrued payrolls and employee benefits          11,514                10,154
Restructuring reserves                              --                 5,157
Other current liabilities                        6,061                10,017
     Total current liabilities                  69,338                72,031

LONG-TERM LIABILITIES
Long-term obligations                          251,000               258,000
Deferred tax liability                          52,687                48,960
Postretirement benefit liability                20,705                21,154
Other long-term liabilities                     16,298                22,859
     Total long-term liabilities               340,690               350,973

SHAREHOLDERS' EQUITY (Note 2)
Capital stock, without par value                10,383                10,207
 Class A Common Stock:
  Authorized 32,000,000 shares;
   issued 21,140,960 shares;
   outstanding 10,523,196 shares
   (10,653,396 in 1999)
 Class B Common Stock:
  Authorized and issued 17,280,000 shares;
   outstanding 11,847,359 shares
   (11,873,896 in 1999)
Treasury Stock, at cost                        (57,894)              (52,940)
 Class A Common Stock: 10,617,764 shares
  (10,487,564 in 1999)
 Class B Common Stock:  5,432,641 shares
  (5,406,104 in 1999)
Retained earnings                              567,406               537,126
Accumulated other comprehensive income
 - foreign currency translation                 (6,034)               (6,411)
                                               513,861               487,982

                                             $ 923,889             $ 910,986

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (Dollars in thousands)
For the six months ended April 30,           2000                  1999
Cash flows from operating activities:
Net income                                   $ 36,978              $ 14,542
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation, depletion and amortization     24,289                21,913
  Undistributed equity in earnings of
   affiliates                                  (4,055)               (4,723)
  Deferred income taxes                         2,797                   401
  Other - net                                  (2,085)                 (892)
  Changes in current assets and
   liabilities, net of effects from
   acquisitions and dispositions               (7,804)                4,017
Net cash provided by operating activities      50,120                35,258

Cash flows from investing activities:
Acquisitions and dispositions, net of cash         --               (69,208)
Disposals of investments in Canadian
 government securities                          5,314                 1,252
Purchases of properties, plants and
 equipment                                    (36,130)              (23,585)
Net cash used by investing activities         (30,816)              (91,541)

Cash flows from financing activities:
Proceeds from long-term debt                       --                54,500
Payments on long-term debt                     (7,000)              (21,500)
Dividends paid                                 (6,698)               (6,818)
Acquisitions of treasury stock                 (4,968)               (1,048)
Other - net                                       190                    --
Net cash (used in) provided by financing
 activities                                   (18,476)               25,134

Foreign currency translation adjustment           429                 1,433

Net increase (decrease) in cash and cash
 equivalents                                    1,257               (29,716)
Cash and cash equivalents at beginning of
 period                                         8,935                41,329

Cash and cash equivalents at end of period   $ 10,192              $ 11,613

See accompanying Notes to Consolidated Financial Statements

                 GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   APRIL 30, 2000


NOTE 1 -- BASIS OF PRESENTATION

	The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of April 30, 2000 and October 31, 1999, the consolidated statements of income for the three-month and six-month periods ended April 30, 2000 and 1999, and the consolidated statements of cash flows for the six-month periods ended April 30, 2000 and 1999. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

	These financial statements should be read in conjunction with the financial statements and notes thereto included in the most recent Annual Report on Form 10-K of Greif Bros. Corporation and its subsidiaries (collectively, the "Company").

	Certain prior period amounts have been reclassified to conform to the fiscal 2000 presentation.


NOTE 2 -- CAPITAL STOCK AND RETAINED EARNINGS

	Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1 1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.


NOTE 3 -- DIVIDENDS PER SHARE

	The following dividends per share were paid during the period indicated:

                                     Three months          Six months
                                    ended April 30,      ended April 30,
                                    2000       1999      2000       1999
Class A Common Stock                $0.12      $0.12     $0.24      $0.24
Class B Common Stock                $0.18      $0.18     $0.35      $0.35


NOTE 4 -- CALCULATION OF EARNINGS PER SHARE

	The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

	The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

                                      Three months           Six months
                                     ended April 30,       ended April 30,
                                     2000       1999       2000       1999
Class A Common Stock:
Basic shares                         10,560,600 10,894,548 10,592,674 10,902,110
Assumed conversion of stock options      48,658      3,668     37,883      9,028
Diluted shares                       10,609,258 10,898,216 10,630,557 10,911,138
Class B Common Stock:
Basic and diluted shares             11,847,644 12,000,535 11,857,845 12,001,164

	There are 213,375 and 380,375 stock options that are antidilutive for the three-month and six-month periods, respectively, ended April 30, 2000
(523,589 and 511,589 for the three-month and six-month periods, respectively, ended April 30,1999).


NOTE 5 -- INVENTORIES

	Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.


NOTE 6 -- NET ASSETS HELD FOR SALE

	Net assets held for sale represent land, buildings and land improvements for locations that have been closed. As of April 30, 2000, there were eleven locations held for sale, the majority of which were the result of the fiscal 1998 restructuring plan (See Note 9 - Fiscal 1998 Restructuring Charges). The net assets held for sale have been listed for sale, and it is the Company's intention to complete the sales within the next year.


NOTE 7 -- ACQUISITIONS

CorrChoice Joint Venture:

	On November 1, 1998, the Company entered into a Joint Venture Agreement with RDJ Holdings Inc. ("RDJ") and a minority shareholder of a subsidiary of Ohio Packaging Corporation (the "Minority Shareholder") to form CorrChoice, Inc. ("CorrChoice"). Pursuant to the terms of the Joint Venture Agreement, the Company contributed all of its stock of Michigan Packaging Company ("Michigan Packaging") and Ohio Packaging Corporation ("Ohio Packaging") in exchange for a 63.24% ownership interest in CorrChoice. RDJ and the Minority Shareholder contributed all of their stock of Ohio Packaging and its subsidiaries in exchange for a 36.76% ownership interest in CorrChoice. In connection with the closing of the CorrChoice joint venture, the Company and RDJ entered into a voting agreement which enables the Company and RDJ to be equally represented on CorrChoice's Board of Directors. As such, the Company does not control CorrChoice. Therefore, in accordance with generally accepted accounting principles, the Company has recorded its investment in CorrChoice using the equity method of accounting.

Intermediate Bulk Containers ("IBC") Acquisition:

	On January 11, 1999, the Company purchased the assets of the IBC business from Sonoco Products Company ("Sonoco") for $38,013,000 in cash.
In addition, the Company paid $234,000 in legal and professional fees related to the acquisition. Prior to the acquisition date, the Company marketed and sold IBCs under a distributorship agreement with Sonoco.

Great Lakes and Trend Pak Acquisitions:

	On April 5, 1999, the Company purchased the common stock of Great Lakes Corrugated Corp. ("Great Lakes") and Trend Pak, Inc. ("Trend Pak") from their shareholders for $20,813,000 in cash. In addition, the Company paid $107,000 in legal and professional fees related to the acquisition.

Abzac-Greif Investment:

	During June 1999, Greif Containers Inc., a wholly owned Canadian subsidiary of the Company, exchanged its spiral core manufacturing assets with Abzac S.A., a privately held company in France, for a 49% equity interest in Abzac's fibre drum business (known as "Abzac-Greif"). The effective date of the transaction was January 1, 1999. The investment in Abzac-Greif has been recorded using the equity method of accounting.

Pro Forma Information:

	The following pro forma (unaudited) information assumes the CorrChoice joint venture, the acquisition of the IBC business, the acquisitions of Great Lakes and Trend Pak and the investment in Abzac-Greif had occurred on November 1, 1998 (Dollars in thousands, except per share amounts):

                                                            Six months ended
                                                             April 30, 1999
Net sales                                                   $388,614
Net income                                                  $ 13,408

Basic and diluted earnings per share:
Class A Common Stock                                        $   0.47
Class B Common Stock                                        $   0.69

	The above amounts reflect the contribution of the spiral core assets and the recognition of the equity interest in Abzac-Greif by the Company's
Canadian operation. In addition, the amounts reflect adjustments for interest expense related to the debt issued for the purchases, amortization of goodwill and depreciation expense on the revalued properties, plants and equipment resulting from the acquisitions.

	The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transactions occurred on November 1, 1998, nor are they necessarily indicative of future results.


NOTE 8 -- INVESTMENT IN AFFILIATES

        The Company has investments in CorrChoice (63.24%) and Abzac-Greif (49%) which are accounted for on the equity method. The Company's share of earnings of these affiliates is included in income as earned. In the first half of fiscal 2000, the Company received dividends from affiliates of $2,391,000.

	The difference between the cost basis of the Company's investment in the underlying equity of affiliates of $5,376,000 at April 30, 2000 is being amortized over a fifteen-year period.

	The summarized unaudited financial information below represents the combined results of the Company's unconsolidated affiliates (Dollars in thousands):

                                      Three months          Six months
                                     ended April 30,     ended April 30,
                                     2000       1999     2000       1999
Net sales                            $73,973    $62,334  $145,638   $111,743
Gross profit                         $13,174    $12,581  $ 25,023   $ 20,922
Operating income                     $ 9,813    $ 9,107  $ 18,292   $ 14,965
Net income                           $ 6,512    $ 5,139  $ 11,846   $  8,517


NOTE 9 -- FISCAL 1998 RESTRUCTURING CHARGES

	During the third quarter of fiscal 1998, the Company approved a plan to consolidate some of its locations in order to improve operating efficiencies and capabilities. The plan was the result of an in-depth study to determine whether certain locations, either existing or newly acquired, should be closed and the sales and manufacturing volume associated with such plants relocated to a different facility. Eighteen existing fibre drum, steel drum and corrugated container plants were identified to be closed. The plants are located in Alabama, Georgia, Illinois, Kansas, Maryland, Massachusetts, Missouri, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee and
Texas. As a result, the Company recognized a pretax restructuring charge of approximately $27.5 million, consisting of $20.9 million in employee separation costs (approximately 500 employees) and $6.6 million in other costs. The $6.6 million in other costs included $2.5 million for the impairment of long-lived assets due to the significant reduction in the remaining useful lives of the assets resulting from the decision to exit or close the facilities and other exit costs expected to be incurred after operations had ceased to maintain the facilities ($1.9 million) and remove the equipment ($2.2 million). The Company has sold or is planning to sell its seventeen owned facilities. A lease has been terminated on the remaining plant. Subsequent to the recognition of the restructuring charge, the Company did incur additional costs to relocate machinery and equipment and employees upon the closure of these plants.

        The amounts charged against this restructuring reserve during the six months ended April 30, 2000 are as follows (Dollars in thousands):

                                       Balance at            Balance at
                                       10/31/99   Activity   4/30/00
Cash charges:
Employee separation costs              $2,108     $(2,108)   $--
Cash and non-cash charges:
Impairment of long-lived assets
 and other exit costs                   1,441      (1,441)    --
                                       $3,549     $(3,549)   $--

        The restructuring reserve activity in the preceding table includes a non-cash charge of $1.4 million for accrued employee separation costs and other exit costs which have been reclassified to accrued payrolls and employee benefits and other current liabilities.

        During the three-month and six-month periods ended April 30, 2000, 22 and 46 employees, respectively, were terminated in accordance with this restructuring plan. As of April 30, 2000, there were a total of 449 employees that had been terminated and provided severance benefits under this restructuring plan.

	In addition, in connection with the fiscal 1998 acquisition of the industrial containers business from Sonoco and the consolidation plan, five locations purchased as part of the acquisition were identified to be closed. The locations are located in California, Georgia, Missouri and New Jersey.
The plan to close or consolidate these locations was being formulated at the date of acquisition. Accordingly, the Company recognized a $9.5 million restructuring liability in its purchase price allocation related to these locations during the second quarter of fiscal 1998. This liability was accounted for under EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The liability consisted of $6.1 million in employee separation costs (approximately 150 employees), $1.2 million in lease termination costs and $2.2 million in other exit costs. The $2.2 million in other exit costs included amounts expected to be incurred after operations had ceased to maintain the facilities ($1.0 million), remove the equipment ($0.5 million) and other closing costs ($0.7 million). The Company has sold or is planning to sell three of these locations. The leases have been or will be terminated on the remaining two locations.

	The amounts charged against this restructuring reserve during the six months ended April 30, 2000 are as follows (Dollars in thousands):

                                        Balance at            Balance at
                                        10/31/99   Activity   4/30/00
Cash charges:
Employee separation costs               $1,608     $(1,608)   $--

        The restructuring reserve activity in the preceding table includes a non-cash charge of $0.3 million for accrued employee separation costs and other exit costs which have been reclassified to accrued payrolls and employee benefits and other current liabilities.

        During the three-month and six-month periods ended April 30, 2000, 5 and 42 employees, respectively, were terminated in accordance with this restructuring plan. As of April 30, 2000, there were a total of 138 employees that had been terminated and provided severance benefits under this restructuring plan.


NOTE 10 -- BUSINESS SEGMENT INFORMATION

	The Company operates in three business segments: Industrial Shipping Containers; Containerboard & Corrugated Products; and Timber.

	Operations in the Industrial Shipping Containers segment involve the production and sale of shipping containers. These products are manufactured and principally sold throughout the United States, Canada and Mexico.

	Operations in the Containerboard & Corrugated Products segment involve the production and sale of containerboard, both virgin and recycled, and related corrugated sheets, corrugated containers and multiwall bags. The products are manufactured and sold in the United States and Canada.

	Operations in the Timber segment involve the management and sale of timber on approximately 275,000 acres of timberlands in the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi and Virginia.

	The Company's reportable segments are strategic business units that offer different products. The Company evaluates performance and allocates resources based on income before income taxes and equity in earnings of affiliates. The accounting policies of the reportable segments are the same as those described in the "Description of Business and Summary of Significant Accounting Policies" note in the fiscal 1999 Annual Report except that the Company accounts for inventory on a first-in, first-out basis at the segment level compared to a last-in, first-out basis at the consolidated level.

	Corporate and other includes the costs associated with the Company's corporate headquarters, the Company's long-term obligations and other non-segment items.

	The following segment information is presented for the periods indicated (Dollars in thousands):

                                      Three months         Six months
                                     ended April 30,     ended April 30,
                                     2000       1999     2000       1999
Net sales:
Industrial shipping containers       $120,152   $116,072 $231,918   $223,113
Containerboard & corrugated
 products                             101,353     78,920  202,318    149,462
Timber                                  3,397      4,366   19,975      6,787
 Total                               $224,902   $199,358 $454,211   $379,362

Income before income taxes and
 equity in earnings of affiliates:
Industrial shipping containers       $ 10,691   $ 11,011 $ 19,389   $ 18,191
Containerboard & corrugated
 products                              16,050      4,833   31,653      9,499
Timber                                  3,061      3,841   24,116      6,292
 Total segment                         29,802     19,685   75,158     33,982

Corporate and other                   (12,725)    (6,325) (25,245)   (17,614)

 Total                               $ 17,077   $ 13,360 $ 49,913   $ 16,368

                                     April 30, 2000      October 31, 1999
Total assets:
Industrial shipping containers       $404,784            $415,506
Containerboard & corrugated products  354,720             353,799
Timber                                 19,717              16,712
 Total segment                        779,221             786,017

Corporate and other                   144,668             124,969

 Total                               $923,889            $910,986


NOTE 11 -- RECENT ACCOUNTING STANDARDS

        The Financial Accounting Standards Board ("FASB") issued SFAS No.
133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," in June 1999, which are effective for all quarters of 2001 for the Company. The statements require that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has not determined what impact these statements will have on the Consolidated Financial Statements.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

	Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month and six-month periods ended April 30, 2000 and 1999.

Second Quarter Results:

	Net sales increased $25.5 million or 12.8% during the second quarter of fiscal 2000 compared to the same period last year.

	The Industrial Shipping Containers segment had an increase in net sales of $4.1 million or 3.5% due to improvements in general market conditions, including the chemical industry, and regaining sales volume lost as a result of the Company's plant closings and consolidation efforts.

	The Containerboard & Corrugated Products segment had an increase in net sales of $22.4 million or 28.4% due primarily to multiple increases in paper prices subsequent to the second quarter of fiscal 1999. Net sales for the second quarter of fiscal 2000 also benefited, to a lesser extent, by the inclusion of an entire quarter of Great Lakes' results. Great Lakes was acquired in April 1999 (See Note 7 to the Consolidated Financial Statements).

	The Timber segment had a decrease in net sales of $1.0 million due to the timing of timber sales. The sales of timber are recorded as net sales, while the sale of timberlands are included in other income. Future sales will take place as market conditions warrant; however, the results for the second quarter of fiscal 2000 are not necessarily indicative of the Company's expectations for the entire fiscal year.

        The $1.8 million decrease in other income is due primarily to lower gains related to the sale of land, buildings and land improvements resulting from the fiscal 1998 restructuring plan (See Note 9 to the Consolidated Financial Statements).

	The cost of products sold, as a percentage of net sales, decreased from 80.0% last period to 78.5% this period. The decrease is due primarily to the increase in paper prices implemented since the second quarter of fiscal 1999.

	The $2.4 million increase in selling, general and administrative expense is due to certain increased costs in support of Company initiatives implemented during fiscal 1999. In addition, selling, general and administrative expense relating to the operation of Great Lakes as well as additional goodwill amortization relating to the acquisition of Great Lakes contributed to this increase.

	The increase in interest expense is due primarily to higher interest rates during the second quarter as compared to the same period last year.

	Equity in earnings of affiliates improved to $3.5 million for the three months ended April 30, 2000 from $2.9 million for the same period last year. This income represents the Company's equity interest in CorrChoice's net income and, to a lesser extent, the Company's share of Abzac-Greif's net income.

Year-to-Date Results:

	Net sales increased $74.8 million or 19.7% during the first half of fiscal 2000 compared to the same period last year.

	The Industrial Shipping Containers segment had an increase in net sales of $8.8 million or 3.9% due to improvements in general market conditions, including the chemical industry, and regaining sales volume lost as a result of the Company's plant closings and consolidation efforts.

	The Containerboard & Corrugated Products segment had an increase in net sales of $52.9 million or 35.4% due primarily to multiple increases in paper prices subsequent to the first half of fiscal 1999. Net sales for the first half of fiscal 2000 also benefited, to a lesser extent, by the inclusion of Great Lakes, which was acquired in April 1999 (See Note 7 to the Consolidated Financial Statements).

	The Timber segment had an increase in net sales of $13.2 million due to a timber marketing strategy focused on active harvesting and regeneration of the Company's timber properties in the United States. Sales of timber are recorded as net sales, while sales of timberlands are included in other income. Future sales will take place as market conditions warrant; however, the results for the first half of fiscal 2000 are not necessarily indicative of the Company's expectations for the entire fiscal year.

        The $4.3 million increase in other income is due primarily to $6.1 million of timberland sales for the six months ended April 30, 2000 compared with $0.7 million last year. The increase is partially offset by lower gains related to the sale of land, buildings and land improvements resulting from the fiscal 1998 restructuring plan (See Note 9 to the Consolidated Financial Statements).

	The cost of products sold, as a percentage of net sales, decreased from 81.2% last period to 76.2% this period. The decrease is due primarily to the improvement in cost of products sold, as a percentage of net sales, resulting from the increase in paper prices implemented since the first half of fiscal 1999. In addition, timber sales increased in the first half of fiscal 2000 as compared to the same period last year. The timber sales of the Company have a very low cost associated with them.

	The $6.7 million increase in selling, general and administrative expense is due to certain increased costs in support of Company initiatives implemented during fiscal 1999. In addition, commissions related to the Timber segment were higher due to the substantial increase in timber sales during the first half of fiscal 2000 compared to the first half of fiscal 1999. Finally, selling, general and administrative expense relating to the operation of Great Lakes as well as additional goodwill amortization relating to the acquisition of Great Lakes contributed to this increase.

	The increase in interest expense is due primarily to higher interest rates during the current year as compared to last year.

	Equity in earnings of affiliates improved to $6.4 million for the six months ended April 30, 2000 from $4.7 million for the same period last year. This income represents the Company's equity interest in CorrChoice's net income and, to a lesser extent, the Company's share of Abzac-Greif's net income.

LIQUIDITY AND CAPITAL RESOURCES

	As reflected by the Consolidated Balance Sheet at April 30, 2000 and discussed in greater detail in the fiscal 1999 Annual Report, the Company is dedicated to maintaining a strong financial position. It is the Company's belief that this dedication is extremely important during all economic times.

	As discussed in the fiscal 1999 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs.

	The current ratio of 3.2:1 as of April 30, 2000 is an indication of the Company's continued dedication to strong liquidity.

Investments in Business Expansion:

	Capital expenditures were $36.1 million during the six months ended April 30, 2000. These capital expenditures were principally needed to replace and improve buildings and equipment.

Balance Sheet Changes:

	The Canadian government securities were sold during the first half of fiscal 2000.

	The higher balance in prepaid expenses and other is primarily due to the prepayment of certain annual amounts during the first half of the year.

	The increase in capital projects in progress is primarily due to a new steel drum manufacturing facility in Texas, a new corrugated container manufacturing facility in Kentucky and additional amounts related to the implementation of the Company's management information system. These increases were reduced by the capitalization of certain projects included in capital projects in progress at year-end.

	The higher accounts payable balance is due to the timing of payments as well as the higher cost of raw materials since year-end.

	The decrease in restructuring reserves is due to the payments of severance and other costs of closing the plants included in the fiscal 1998 restructuring reserves.

	The reduction in long-term obligations is due to the repayment of amounts borrowed under the Company's revolving credit facility.

Other Liquidity Matters:

	During 1997, the Company embarked on a program to implement a management information system. The purpose of the management information system is to focus on using information technology to link operations in order to become a low-cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the management information system. As of April 30, 2000, the Company has spent approximately $26 million towards the project. While this program is not complete, especially with regard to the manufacturing and sales modules, the centralized finance module is in place. As such, amortization has begun on approximately $10 million of this amount. The capitalized costs of the project are being amortized on a straight-line basis over a seven-year period.

	In addition to the management information system, as described above, the Company has approved future purchases of approximately $40 million.
These purchases are primarily to replace and improve properties, plants and equipment.

        Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner and believes that it will have adequate funds available for its planned expenditures.

Share Repurchase Program:

	In February 1999, the Board of Directors of the Company authorized an aggregate 1,000,000 share repurchase program for its Class A and Class B common shares. During the first half of fiscal 2000, the Company repurchased 137,200 Class A common shares and 26,537 Class B common shares. As of
April 30, 2000, the Company had repurchased 559,910 shares, including
405,476 Class A common shares and 154,434 Class B common shares.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

        Some of the information in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberlands. These and other risks and uncertainties that could materially effect the financial results of the Company are further discussed in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended October 31, 1999.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET
RISK

	There is no change in the quantitative and qualitative disclosures about the Company's market risk from the disclosures contained in the Company's
Annual Report on Form 10-K for the year ended October 31, 1999.